

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

September 5, 2013

Via E-mail
Mr. Richard J. Sullivan
President, Chief Executive Officer, and Assistant Secretary
Global Digital Solutions, Inc.
777 South Flagler Drive, Suite 800 West
West Palm Beach, FL 33401

> **Re:** **Global Digital Solutions, Inc.**
> **Registration Statement on Form 10**
> **Filed August 9, 2013**
> **File No. 0-26361**

Dear Mr. Sullivan:

We have reviewed your filing and have the comments below. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter within 10 business days by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to the filing and the information that you provide in response to these comments, we may have additional comments.

General

1. Note that the registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act, including the requirements to file Forms 10-K, 10-Q, and 8-K, even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

2. Based on our review of your EDGAR filing history, it appears that you may not have sold any securities pursuant to an effective registration statement under the Securities Act of 1933

prior to December 8, 2011. As such, you may qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act or JOBS Act. If you qualify as "an emerging growth company," please revise the Form 10 to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a smaller reporting company. For guidance you may wish to refer to Question 2 of the JOBS Act Frequently Asked Questions which is available on our website.

3. We note that you have entered into an agreement to acquire 70% of Airtronic USA, Inc. Please tell us what consideration you gave to presenting the financial statements of Airtronic in accordance with Rule 8-04 of Regulation S-X. Please also tell us what consideration you gave to providing pro forma financial statements pursuant to Rule 8-05 of Regulation S-X. We may have additional comments following the review of your response.

<u>Acquisition and Disposition of Bronco Communications, LLC, page 2</u>

4. Here and elsewhere in the filing you disclose that you agreed to "relinquish control of Bronco to its minority shareholders effective January 1, 2013…" We note that under "Non-Controlling Interest" discussion in Note 1, page F-23 of your financial statements, you state that as of June 2013, the investment in Bronco "has been disposed." If the October 15, 2012 amendment to the Bronco Purchase Agreement had the effect of disposing *all* of your 51% of the outstanding interest in Bronco, please revise your disclosures throughout the filing to

clearly state that you no longer hold any interest in Bronco Communications.

Formation of Subsidiaries, page 2

5. With a view towards disclosure, please tell us whether you conduct any of your business through your subsidiaries.

There is substantial doubt about our ability to continue as a going concern, page 5

6. You disclose that your working capital deficit as of December 31, 2012 was $462,241. It appears that your working capital deficit as of December 31, 2012 was actually $428,267. Please revise.

We will need additional financing to fully implement our business plan…, page 6

7. Disclose the known or estimated amount of additional financing that you will require to implement fully your business plan. In addition, please expand your "Financial condition" disclosure on page 19 to quantify the capital required to complete the acquisition of Airtronic. To the extent necessary, please expand your risk factor to address your inability to complete the acquisition if you lack the required funding.

Because our current and future directors and executive officers are among our largest shareholders…, page 13

8. Disclose the percentage of your common stock owned or controlled by your current and future directors and executive officers.

Forward Looking Statements, page 14

9. Please revise the disclosure at the end of the paragraph to state that you assume no obligation to update any forward looking statements other than as required by law.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

10. Since your continued existence is uncertain, MD&A must contain appropriate and prominent disclosure of the financial difficulties and your plans to overcome those difficulties. MD&A should include a reasonably detailed discussion of your ability or inability to produce sufficient cash to support operations during the 12 month period after the date of the financial statements included in the Form 10. Please revise.

Directors and Executive Officers, page 22

11. Refer to the Form 8-K filed on August 15, 2013 related to the appointment of new officers and directors. Please provide similar Item 401(e)(1) of Regulation S-K disclosure here. In addition, for each director or person nominated or chosen to become a director, discuss briefly the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made in light of the company's business and structure. See Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 23

12. Please identify the investor with whom on December 2012 you entered into a promissory note purchase agreement for $750,000. Based on our review of Exhibit 10.8, the investor appears to be a 6.9% beneficial owner. See Item 404(a)(1) of Regulation S-K.

Common Stock, page 27

13. Please disclose the vote required by the security holders to take action, and whether holders of your common stock are entitled to cumulative voting rights in the election of directors. Refer to Item 202(a)(1) of Regulation S-K.

Financial Statements for the Year Ended December 31, 2012

General

14. Please tell us how you have accounted for the registration rights agreements disclosed on pages 10 and 28, including what consideration was given to FASB ASC 825-20. Please also provide the disclosures required by FASB ASC 825-20-50-1, as applicable.

Consolidated Statements of Stockholder's Equity (Deficit), page F-4

15. Please ensure that the number of shares of common stock issued and outstanding as presented here agrees to the number of shares of common stock issued and outstanding as presented on the face of the balance sheet. Currently, you state on page F-4 that there were 52,263,451 shares of common stock issued and outstanding as of December 31, 2012; however, on page F-2 you state that there were 52,513,451 shares of common stock issued and outstanding.

Note 9 – Income Taxes, page F-12

16. You disclose that you had a pretax loss of approximately $461,000 for the year ended
December 31, 2012. It is unclear to what this amount relates. Please revise your disclosure
to clarify that you actually had a pretax loss of $519,906 for the year ended December 31,
2012, which includes the pretax loss from continuing operations of $310,984 as well as the
pretax loss from discontinued operations of $208,922.

Note 10 – Loss Per Common Share, page F-13

17. The amounts that you have presented related to loss from continuing operations, loss from
discontinued operations, loss attributable to the noncontrolling interest, and net loss for 2012
and 2011 do not agree to the related amounts presented on the face of the statements of
operations. Please revise.

Note 11 – Acquisitions, page F-14

18. Given your purchase price allocation as disclosed on page F-14 related to your acquisition of
51% of Bronco, it is unclear how you determined that you acquired goodwill valued at
$351,653. Please advise and revise your disclosure accordingly.

Note 15 – Subsequent Events, page F-16

19. Please clarify your disclosure to disclose the actual date through which subsequent events
have been evaluated. Please also disclose whether the date through which subsequent events
have been evaluated is the date that the financial statements were issued or the date that the
financial statements were available to be issued. Refer to ASC 855-10-50-1.

Financial Statements for the Three and Six-Month Periods Ended June 30, 2013

General

20. Please address the above comments in your interim financial statements to the extent they are
applicable.

Condensed Consolidated Statements of Cash Flows, page F-21

21. Please revise your statement of cash flows for the six months ended June 30, 2012 to begin
with the net loss amount as presented on the face of the statement of operations when

reconciling to net operating activities.

Exhibit 2.3

22. In connection with the Airtronic Agreement and Plan of Reorganization, please ensure that the plan also contains a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedules to the Commission upon request. See Item 601(b)(2) of Regulation S-K.

Exhibits 2.3, 2.4, 10.6, and 10.7

23. It appears that these exhibits to the Form 10 have not been filed in final form. Please refer to Instruction 1 to Item 601 of Regulation S-K. To the extent that any subsequent changes made to these documents do not fall within the categories of changes described in paragraphs (A) and (B) of Instruction 1, please refile the final executed documents as exhibits with your next amendment.

Exhibits 10.4 and 10.5

24. It appears that you have not filed a complete copies of these agreements. In this regard, we note that Exhibits A and B are missing. Please refile these exhibits with all of their attachments with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may direct questions on accounting comments to Jeffrey R. Gordon, Staff Accountant, at (202) 551-3866 or W. John Cash, Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at 202-551-3728 or Era Anagnosti, Staff Attorney, at (202) 551-3369.

Very truly yours,

/s/ Era Anagnosti

for Pamela A. Long
Assistant Director

cc: Via E-mail
        Owen Naccarato, Esq.
        Naccarato & Associates